Exhibit G
                                                           Form of Public Notice

Securities and Exchange Commission(Release No. 35-_________)

         The Cincinnati Gas & Electric Company, an electric and gas utility company ("CG&E") and wholly-owned subsidiary of Cinergy Corp., a Delaware corporation ("Cinergy"), and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and CG&E's wholly-owned subsidiaries, namely, The Union Light, Heat and Power Company, an electric and gas utility company ("ULH&P"), Lawrenceburg Gas Company, a gas utility company ("Lawrenceburg"), Miami Power Corporation, an electric utility company ("Miami"), KO Transmission Company, a nonutility company ("KO"), and Tri-State Improvement Company, a nonutility company ("Tri-State"), each at 139 East Fourth Street, Cincinnati, Ohio 45202, together with PSI Energy, Inc., an electric utility company ("PSI") and wholly-owned subsidiary of Cinergy, at 1000 East Main Street, Plainfield, Indiana 46168, and Cinergy Services, Inc., a Delaware corporation and wholly-owned subsidiary of Cinergy also at 139 East Fourth Street, Cincinnati, Ohio 45202 ("Cinergy Services" and, collectively with the foregoing companies, "Applicants"), have filed an application-declaration ("Application") with the Commission under sections 6(a), 7, 9(a) and 10 of the Act and rule 54 thereunder.

         1.       Description of Applicants

         CG&E and its utility subsidiaries provide electric and gas service in southwestern Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and transports natural gas in the southwestern portion of Ohio. CG&E states that its only significant subsidiary is ULH&P, which transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky. Lawrenceburg sells and transports natural gas in southeastern Indiana. Miami owns a 138 kV transmission line extending from the Miami Fort Power Station in Ohio to a point near Madison, Indiana. KO owns natural gas pipeline facilities located in Kentucky. Tri-State acquires and holds real estate intended for future use in CG&E's utility business. At and for the twelve months ended December 31, 2000, CG&E had total consolidated assets of approximately $6 billion and operating revenues of approximately $3.2 billion.

         PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana. At and for the twelve months ended December 31, 2000, PSI had total consolidated assets of approximately $4.6 billion and operating revenues of approximately $2.7 billion.

         Cinergy Services is a service company subsidiary providing centralized management, administrative and other support services to the associate companies in Cinergy's holding company system.1

         2.       1997 Order

         By order dated May 30, 1997, HCAR No. 26723 ("1997 Order"), the Commission authorized various financing transactions from time to time through December 31, 2002, including the following:

1. With respect to the Cinergy system "money pool," established by and among Cinergy, Cinergy Services, PSI and CG&E (including its subsidiaries) to help provide for short-term cash and working capital requirements of such companies (other than Cinergy) ("Money Pool"),2 (a) PSI, ULH&P, Lawrenceburg, West Harrison Gas and Electric Company ("West Harrison")3 and Miami were authorized to make loans to and incur borrowings from each other thereunder, and (b) Cinergy, CG&E, Cinergy Services, Tri-State and KO were authorized to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami thereunder.

2. PSI, ULH&P, Lawrenceburg, West Harrison and Miami were authorized to incur short-term bank borrowings from third parties; PSI was also authorized to issue and sell commercial paper.

The maximum principal amount of short-term borrowings (whether from the Money Pool, banks or, in PSI's case, through sales of commercial paper) that PSI, ULH&P, Lawrenceburg, West Harrison and Miami could incur and have outstanding at any time pursuant to the 1997 Order were as follows: PSI, $400 million; ULH&P, $50 million; West Harrison, $200,000; Lawrenceburg, $3 million; and Miami, $100,000.

         3.       Proposed Transactions

         Applicants state that certain of the borrowing ceilings established under the 1997 Order are no longer appropriate in light of existing and anticipated working capital requirements. In addition, PSI states that the existing limitation applicable to it adversely impacts the cost and marketability of its long-term debt.

         Applicants therefore propose to supersede the borrowing (and where applicable, lending) authority granted under the 1997 Order, as provided below, as well as to extend the period for the authorized financing transactions. The Commission's order in this proceeding would replace the 1997 Order in its entirety.4

         More specifically, Applicants propose to engage in the following transactions, in each case through June 30, 2006 ("Authorization Period"):

1. In connection with the continued use of the Money Pool, (a) PSI, ULH&P, Lawrenceburg and Miami (the "Ineligible Rule 52 Subs")5 propose to make loans to and incur borrowings from each other thereunder, and (b) Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Ineligible Rule 52 Subs thereunder6; and

2. The Ineligible Rule 52 Subs propose to incur short-term borrowings from banks or other financial institutions (collectively, "Banks") and PSI proposes to issue and sell commercial paper.

         The maximum principal amount of short-term borrowings outstanding at any time by the Ineligible Rule 52 Subs (whether pursuant to the Money Pool, Bank loans or, in PSI's case, sales of commercial paper) would not exceed the following amounts (each, a "Borrowing Cap"): PSI, $600 million; ULH&P, $65 million; Lawrenceburg, $5.5 million; and Miami, $100,000.

         Proceeds of any short-term borrowings by the Ineligible Rule 52 Subs (whether pursuant to the Money Pool, Bank loans or, in PSI's case, sales of commercial paper) would be used by such companies for general corporate purposes, including (1) interim financing of capital requirements; (2) working capital needs; (3) repayment, redemption, refinancing of debt or preferred stock; (4) cash requirements to meet unexpected contingencies and payment and timing differences; (5) loans through the Money Pool; and (6) other transactions relating to these Applicants' utility businesses.

                  A.       Money Pool

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, the Ineligible Rule 52 Subs propose to make loans to each other, and Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Ineligible Rule 52 Subs, all pursuant to and in accordance with the Money Pool.7

         Applicants propose no changes to the Money Pool as authorized in the 1995 Order and embodied in the related Money Pool Agreement.

         Under the Money Pool, funds are made available from the following sources from time to time for short-term loans to Money Pool participants: (1) surplus treasury funds of Money Pool participants ("Internal Funds") and (2) proceeds from bank borrowings by Money Pool participants or the sale of commercial paper by Cinergy, CG&E or PSI ("External Funds"). Funds are made available from such sources in such order as Cinergy Services, as administrator of the Money Pool, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Money Pool. Companies that borrow from the Money Pool borrow pro rata from each lending company, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source with different rates of interest is used to fund loans through the Money Pool, each borrowing company borrows pro rata from each such fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool. No Money Pool participant is required to borrow through the Money Pool if it determines that it could borrow at a lower cost directly from banks or through the sale of commercial paper. Cinergy may not borrow from the Money Pool.

         When only Internal Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate, which rate parallels the lenders' effective cost of capital with respect to such internal funds. When only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is equal to the lending company's cost for such External Funds (or a composite rate equal to the weighted average of the of the costs incurred by the respective Money Pool participants for such External Funds, if more than one Money Pool participant had made available External Funds on such day).

         In circumstances where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all such Internal Funds and (b) the cost of all such External Funds. Where both Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blending" of such funds, to the extent it is determined that such loans would result in a lower cost of borrowing.

         Money Pool loans are in the form of open-account advances documented and evidenced on the books of the Money Pool participants, although each lending party is entitled upon demand to receive from any Money Pool Participant to whom it advances funds one or more promissory notes evidencing any or all of its advances. Each party receiving a Money Pool loan is required to repay the principal amount of such loan, together with all interest accrued thereon, upon demand and in any event not later than one year from the date of the advance. All Money Pool loans are prepayable by the borrower in whole or in part at any time without premium or penalty. Money Pool advances accrue interest monthly.

                  B.       Short-term Bank borrowings & commercial paper

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, (a) the Ineligible Rule 52 Subs propose to borrow short-term funds from Banks pursuant to formal or informal credit facilities, and (b) PSI proposes to issue and sell commercial paper, in each case as described below.

                               i. Bank borrowings

         Bank borrowings would be evidenced by promissory notes, each of which would be issued on or before June 30, 2006 and would mature no later than one year from the date of issuance (except in the case of borrowings by ULH&P, which would mature no later than two years from the date of issuance); would bear interest at a rate no higher than the greater of (a) 400 basis points over the comparable London interbank offered rate or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; may require fees to the lender not to exceed 100 basis points per annum on the total commitment; and, except for borrowings on uncommitted credit lines, may be prepayable in whole or in part, with or without a premium.

                               i. Commercial paper

         Subject to its Borrowing Cap, from time to time over the Authorization Period, PSI also proposes to issue and sell commercial paper through one or more dealers or agents (or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents).

         PSI proposes to issue and sell the commercial paper at market rates (either on an interest bearing or discount basis) with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. In commercial paper sales effected on a discount basis, the purchasing dealer may re-offer the commercial paper at a rate less than the rate to PSI. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933.

         ***

         Other than the securities issuance fees and expenses referred to above, Applicants do not anticipate incurring (either themselves or in the case of any associate companies thereof) any fees and expenses in connection with the proposed transactions.

         Cinergy currently does not meet the conditions of Rule 53(a). As of December 31, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,371.2 million. This amount is equal to approximately 119% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended
December 31, 2000, of approximately $1,151.2 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated March 23, 1998, HCAR No. 26848 ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings" ("100% Cap"). Under an order dated June 23, 2000, HCAR No. 27190 ("2000 Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order, specifically, $1,000,000,000 in addition to Cinergy's aggregate investment at the date of such order (approximately $731,000,000) ("$1.73 Billion Cap"). Therefore, although Cinergy's aggregate investment at December 31, 2000, exceeds both the 50% "safe harbor" limitation and the 100% Cap, this investment level is permitted under the $1.73 Billion Cap.

         With respect to capitalization, Applicants maintain that there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of December 31, 2000, Cinergy's consolidated capitalization consisted of 41.3% equity and 58.7% debt. These ratios are within acceptable ranges, as further reflected by the fact that at December 31, 2000, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the 2000 Order, Cinergy committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment.

         With respect to earnings, Applicants maintain that Cinergy's interests in EWGs and FUCOs have made significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Applicants state that Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

         Applicants state that the proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.


--------

1 See HCAR No. 26146, Oct. 21, 1994 (authorizing Cinergy merger and formation of Cinergy Services).

2 See HCAR No. 26362, Aug. 25, 1995 (authorizing, inter alia, establishment of Money Pool) ("1995 Order").

3 West Harrison was a wholly-owned electric utility subsidiary of CG&E that supplied electricity at retail over a 3-square mile area with a population of approximately 1,000 in West Harrison, Indiana and neighboring rural areas. Applicants state that effective January 2, 2001, West Harrison was merged with and into PSI, thereby ceasing its existence, in a transaction approved by the Indiana Utility Regulatory Commission and exempt from Commission approval requirements under the Act pursuant to rules 43 and 44 and section 9(b)(1).

4 The 1997 Order also granted certain guarantee authority to Cinergy and Cinergy's wholly-owned nonutility subsidiary, Cinergy Investments, Inc. That guarantee authority was later superseded with respect to Cinergy (see HCAR No. 27190, June 23, 2000 (raising guarantee cap to $2 billion) ("June 2000 Cinergy Financing Order")) and, according to Applicants, rendered moot with respect to Cinergy Investments, Inc. (see rule 52(b)).

5 Applicants explain that the short-term borrowing authority requested for PSI, ULH&P, Lawrenceburg and Miami (whether from affiliates, as under the Money Pool, or from non-affiliates, as with respect to Bank borrowings and commercial paper in the case of PSI) is not subject to the securities issuance jurisdiction of the applicable state public utility commissions and accordingly such short-term borrowings for these companies are not eligible for the exemption afforded by rule 52(a) under the Act. More specifically, neither the Indiana Utility Regulatory Commission nor the Kentucky Public Service Commission has authority over short-term borrowings (defined as borrowings with a maturity of one year or less in the case of the Indiana commission, and borrowings with a maturity of two years or less in the case of the Kentucky commission). By contrast, the Public Utilities Commission of Ohio does have authority over short-term borrowings, and any short-term borrowings by CG&E will be exempt from Commission jurisdiction pursuant to rule 52(a).

6 The June 2000 Cinergy Financing Order expressly granted Cinergy authority, in connection with use of financing proceeds, to "make loans to, and investments in, other system companies, including through the Cinergy system money pool [citation omitted]."

7 Applicants assert that any borrowings by Cinergy Services, CG&E, Tri-State and KO from each other under the Money Pool or from any of the other Money Pool participants thereunder (namely, Cinergy and the Ineligible Rule 52
     Subs) will be exempt (together with the corresponding loans) pursuant to rule 52(a) (in the case of CG&E) and rule 52(b) (in the case of Cinergy Services, Tri-State and KO).